Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and financial statement schedule of Westar Energy, Inc. (which report on the consolidated financial statements expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of new accounting standards) and the effectiveness of Westar Energy, Inc.’s internal control over financial reporting dated February 28, 2008, appearing in the Annual Report on Form 10-K of Westar Energy, Inc. for the year ended December 31, 2007, and our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of the Westar Energy, Inc. Employees’ 401(k) Savings Plan for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

May 22, 2008